newgold™

NEW GOLD PROVIDES NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND RELEASE OF FIRST QUARTER 2015 RESULTS

April 7, 2015 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) announces that it will host its Annual and Special Meeting of Shareholders on Wednesday, April 29, 2015. New Gold has filed its 2014 audited financial statements, management's discussion and analysis (MD&A), and management information circular, and these documents are available on the company's website at www.newgold.com. Shareholders may request a hard copy of the complete audited financial statements and 2015 meeting materials free of charge by calling toll free 1-888-315-9715, or by emailing your request to info@newgold.com.

The Annual and Special Meeting will begin on Wednesday, April 29, 2015 at 4:00 p.m. Eastern time and will be held at St. Andrew's Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, Canada. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until May 31, 2015 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 18724394. An archived webcast will also be available until July 28, 2015 at www.newgold.com.

FIRST QUARTER 2015 FINANCIAL RESULTS

New Gold plans to release its first quarter 2015 financial results after market close on Wednesday, April 29, 2015. A webcast and conference call to discuss these results will be held on Thursday, April 30, 2015 at 9:00 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until May 31, 2015 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of Canada and the U.S., passcode 18736131. An archived webcast will also be available until July 28, 2015 at www.newgold.com.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com